

Mail Stop 7010

July 10, 2007

<u>Via U.S. mail and facsimile</u>

Ms. Mindy A. Horowitz
Acting Chief Financial Officer
First Montauk Financial Corp.
Parkway 109 Office Center,
328 Newman Springs Road
Red Bank, NJ 07701

> RE: Form 10-K for the fiscal year ended December 31, 2006
> Form 10-K/A for the fiscal year ended December 31, 2006
> Form 8-K filed May 11, 2007
> File No. 0-6729

Dear Ms. Horowitz:

We have reviewed your response letter dated June 28, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. We note the three bullet-pointed acknowledgements (e.g. Tandy language) provided at the end of your response letter dated June 28, 2007. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on managements' behalf. Please include the required written acknowledgements by a member of management in your next response letter.

Consolidated Contractual Obligations and Lease Commitments

2. We note your response to comment 3 from our letter dated May 15, 2007. Please revise your proposed future filing disclosures to more clearly describe the items which you have included in the debt obligations and contractual commitments line items of your contractual obligations table. For example, you disclose on pages F-21 and F-22 that you have an information technology consulting services agreement which calls for initial payments in the first year of $480,000 and that you have various employment and separation agreements. It is unclear which of these agreements have been included in the contractual obligations table your provided in your response to comment 3. Furthermore, we note that your convertible debentures amounted to $25,000 as of December 31, 2006, however, your debt obligations (including interest) according to the contractual obligations table provided in your June 28, 2007 response letter totaled approximately $226,000 for all periods presented.   Please provide us with your proposed revisions to future filings.

Quantitative and Qualitative Disclosure About Market Risk

3. We note your response to comment 4 from our letter dated May 15, 2007, however it does not appear that your disclosures, as highlighted in Appendix A to your June 28, 2007 response letter provide the quantitative information about market risk required by Item 305(a) of Regulation S-K. Using one of the following three alternatives permitted by Item 305(a) of Regulation S-X, please provide us with the disclosures you will include in future filings to present quantitative information about market risk:
    *   tabular presentation related to market risk sensitive instruments;
    *   sensitivity analysis that expresses the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments; or
    *   value at risk disclosures that express the potential loss in future earnings, fair values, or cash flows of market risk sensitive instruments.

Note 12 – Clearing Agreement, page F-24

4. We note your response to comment 14 from our letter dated May 15, 2007. Please quantify for us the amount of the $1 million payment from NFS which represented reimbursement of over-charges paid to NFS as compared to incremental conversion and transition costs you incurred in connection with choosing a new clearing agent.

5. As a related matter, it appears that, aside from any reimbursements of over-charges for services never rendered by NFS, the nonrefundable payment was negotiated in conjunction with the pricing of the remaining elements of the clearing agreement. Presumably if the up-front payment were not made by NFS, you would have negotiated a reduction to the clearing rates you are scheduled to pay over the initial eight year term of the agreement. It is unlikely that NFS would have made the up-front payment without an agreement for the on-going right to serve as your clearing agent for a negotiated period of time. Thus the up-front payment does not appear to be a discrete event separate from the remainder of the clearing agreement. Therefore, we believe that the up-front payment is inextricably linked to the other terms of the clearing agreement and thus should be accounted for ratably over the initial term of the agreement. Refer to SAB Topic 13A.3.f. Please amend your filing accordingly.

Note 16 – Stockholders Equity, page F-26

6. We note your response to comment 16 from our letter dated May 15, 2007. In light of the amendments which we believe are necessary as a result of our comment regarding the NFS up-front payment, we believe that it would be appropriate to also amend your filing to reflect the appropriate classification of your Series B Preferred Stock outside of stockholders' equity as of December 31, 2005 and 2006.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief